~uldeia iSt~za~~1n~ ~~i-Tnternatio~aa[ i r~i.
                                                              cia t"~'u~i
..Iinck~en~ ~i~rtai~~ 's~'.tll I3ecrir atno  I;ngi~~ee~-if~~; ~o., Ltel.
                                                                             2
C1ranQjiang Rt~ac~ East, Si z~ti I?is4i-ict

29

        ~tiusi, Jl.~fags~t P~ cr~ ince

 I'ec~~le'c 12ep~tl~iic of t't~it~a 325i2S



September 13, 2CIIg

~ I:-;v1ai1
  'ia
 `vna~id:~ Rati~itz
      ~;i - t .'n i T~treciuz
   ~ i ~.        ~i~ ~~a~.~ifachurin~ r~~ciCo,~sf~~ucti<~~i
    .S. Securities and I;acl~anze C'o~nmissit7n
'
;:ashingtoi~, D.C. 2q~49-4fi31

              Vie:       $i9idecr iictr~~~,i,fiis i~eir[nail'oF~:tl
Llttr3#~C!tI
                         Ac~~endi~t~ut \n.2 to 3:- ~istr:~~i~jn 5faf~mi~ntu~
~e~rru }'-t
                         Pited_~gr~us  1,2rF18
                         I~'ile tia. 333-22T95S

 I)tar ~~s. Rai-iiz.:

          ~r~ are ire receipt uf~ St.~fi's corm~ie~it letter dated A~igusC 24, 20th regarding itie also . rEf~~ence~ filing.:1s rec~uesYecl by [hc Staff '.re ha~~e ~ro~-idezl tt pa~~ses to the crucsiions ca sed by tine Sig 1'. 1-'or your ~<irrveriienee, tl~e ;ui~lma7ired matters are listed burnt, foliotved by our respofi5es:

  'enet  tl

       1 I~'lease ci,~~ rert tiie ctise~lns~re c e~x~ dlft~ fhe fi~ nt's tez~itre ~vitft t~i~e~~ Re~istra~#. Ire Phis rerinrcl, yaa~r initia3 filing inelualecl ~ repn~-i with a 24317
        .
          opinion elate so the rec>~,ghnized a~idit fi~~tn hay ses~ved as a}xditor since at Icast 2017. Ire Ehis r Egai~ci, we note fire frrm's ~'o n~ ~ ~"ilecl veifit fie
          '(`A()B eta ?017.
          ]

            I2I:SPOVS~: ~Ve note the Stafi's cpminent. an<i in response iherefo, ad.is~ the Staffthat om audtror laas corrected the disclosure zegarc~ini> the i5r-m~s
            Tez~iure tis=iih the Re~ssYranC on ~~a~e P-2 of Dorm F-1.
 2. As pmviou~si~~ x ec}uesYesl, Tease rt~a~Qe the "traefi cie6t t-ecove~y" 3inc it~ena because fhat c~:at-aetet-iz:~fi~n is ni3t ap~~e ~priate tis~hen tBere h~ave~
       ~ t~,~er atta cor~res~ox~dins; c~argc-afis. Izas#eac7, flail ap~~,;~rs f{~ be ~~egative bacT deb# expense. Sep 1~!~(' 31~?-1+J--35-~1 xn~t ~ evise gage =fit) alsa.

                    I S~'e iicste the Stai '> cumz~:~~,i, <ia7tl zn res~iori e t33ereto, a~1~,~e. Size St~a#i'that u~ .iatie ~l3ai~~7ed tic "bad. dent recovery,, to "n~s.itive bad
                     ?:
        _'~t ~t~ea3sc' on Pale I -1 ~. of ~3~e ai~dit~ it ec~n oliciaced fin~~izc~ai ,tate3~aez~ts fi7r tl~c ,~e~~rs ei~tled Dccee716ef 31. 2Q1? ~a,~ea 2016.:tt~d ~f? paae 49 o1'tl~c
           3s i I .
              .

3 'I`lj~~ 33.3 rni3lio~a .~nc1 5-x.3 --:il;oas r~e;,~<~ti~e ~;aG ;?f~l t
~~j~tii c c;,~z~~ ~.~ t3 ',3~~:<, ;;, ;2(;n~c3 :,~ zc,,<r~ 2(!17 assci "?f;,
~e~<,:t~.3 ncr ~.~, ,~.
 .                                                                       ,
                     ,            -,u
   res~ecti~~el}~. Ilt~ew~eve~ , #lae a{Ix ersc: i'actos s inaq~aei ti   ~~rxt~
121311I'] accounts receiv:~~ale poi tfalio do ~xot ap~~e,ae tE~ s~~ ~~~orT these r eel.fc~fio~~, S 4
   ~~r ~a~ a11oF~~r~nce fo3~ do~lrtfu~ accoii~ix~ ,'~"~eri;ira91, ~~c u~~ti 19~:~t }aar receirab~es incrc:~~.cii tiv~hareas vatic a14~,~~.~~arc decreased. _~1sa,, ire
       ,                                                               .
      ~i ~~~~rtSu~x s3f reeei~ a~ilt~s ever I~f{ cl.r~`s uld inc~ r.i ,~1 ,,e:,~,~~.~ 2iDt6 acct 2# 7.7. 1~~e atsu re~>t~ :h:,2 yonr tc~t~t t
ec.cit.,l~le~ ine~~casee iu Z(}ii e~~:r
   s i~~~i ;;~ , :oa~~~ t ctieniaes t3i.crease~. I'c~i tP3ee-, tie <3e  iii .
`':. - ,r , ~.,a~t ~;~aaiit~' aga~ehi <      ~~ a   ~enec3 3~ t.~-~ ?_
~~- ~;,ita; of F~" Z7 ,~~~ ::;
            ~ _aua ;~~a55 t-eceicahlcA ss a per-cenf.~oc o#'~ri~ ~r ~i aa~r,,,~ ~ .. ,. a~.~nt 9"c er~7z d.41 to ~ 7`:. ~,~ ,i~fcii#ia~~, uou 4~av~
~.i e,,Itlion trf ~-c~zi~..;~ ~s
    ~ ii:3t a~-c ovec 3.5 z~e~~rs old {~a~,e SOj w}rich oniy~ 3e.aves ~ppt~,~;im~,iel4~ ~~ ~nitlie~r~ iii eoxr allowance a sever the 513 mil3io~ of 12131i7f~ ,r~ee iia~~e sill not eollerfcd.(;onseyuexail~~, it #s uc~t cle<+t n~l~et#~er t13ei~c i~ abjective anti vei if(a63te evidence f~ su~~art #i~c ?;,~3 ~i~~iili~~ adjusY~a~eaf.
   ' t'his issue is zn.~anffied ~v the facT- that this accon~fing :~djustiavec~t is t~~~~oIly ~~~sp~~nsiirte #'o e- ttie F-epo~ fecl increase in aa~t~x.al eat ninas
   n eileeted nn your Sfatera~aciiYs o9'{7per:ations. Please ~ evise.

      12I ~i'C)tiSli: it'i rote tine Staf~l'ti conaAx~ent, an~i iz7 res;~nnse thereto, ads-ise t1~e Steif~i tii:it eta have }~rovicied iht 1i~Ilonii~~ details:

      A~ diseiosed in our accvur~tin~+ }~olicy~, aye detemlSne el~i; ad~~~.~cy of rescr~ves for di~ubCfiil accotmts ba~secl ~n individual account aisaIysis and
      l~is(oricai tollectio~~ i~reiids. 1'13e allotuance is based o ~ m ~,aaG=ement's b:nt estiia~ates of specific 1c~sse:s nn incli~icitk~l exposures, as ~ve11 as a pro~.ision cni liisioricai tmn<l~ cr collecti~~ns.

     'lie ~ aFia_sce ui~ the b~t~ ~lebi exp~}~sc Y~etti~~c~_~ ii~e~l dear 3071 t aad 2016 e,+as i~~~amly rli!e tip the catlention of c~r~t ouistaa3tiiin~ receirable balance fion~i
      I
      ,.,~,>> I:iyue Tt~.al l~state T7evelt~J:n~izent Inc ("`L~iyiie"` u~ 1~eta~uarj 2p~8,;vhicli ~Iso aceou;~*s for a si i~ 3cas~f pnrti~n of tti~ ntt 4ne~>n?e ir. fi cal year

   ,


       l ti ~t~ei~,a't3;c ac;;z>urtt of aj>pr<~r3~~~.ttely S2.ti(:t ~~~illi<}n (Zv1i3 7G,4~-~,<i=t2) c'tue froth la}'uc r.as errs i~~aii,.~ ;ecordeti in ?.til1. ~~iad ~?)12 ttg~n the conipleiioa of the ~,n~ject. due to the fact tP~ai L:iy'Eie wa cle~clared ba~nkr~ipY by the bankruptcy court vn Se~tzmUer 2S, 2015 and daen en;~ered inCa a
      ?le~ui~a!ioa proee<iu~~e;~~~c rect~rde~i Ehe full ~~,eic~.able aarocznt fi~~a~~ Liytic bs baci tict~t a31oc4ance as c1'1)e~ ember 31, 20 9> as~d 20I~.

      r1Ffc3 T r.'ue's baralaazptc,. .e were ;actively irr~~~<~Ived is tiie !i aidatit>n }~ruzess as q~~e c~i~Liy~~e' major cruiit~ois. On ~=ebru:~ry 7, 2~1.~~', ~~+e received a ra~tice ti~orit tl~ie Bankruptcy l~dn~ainisu~~tor a~7cj was notified f'~rai approximately X2.55 inillinn t~-~ 16,5&~,~42) of our accounts receiv<iblc i~alaaicz
      Baas treated as preferred claim and the mceiv~ble al~nouni afi~er r:~ductin~; certain c osYs shall be paid by the ~aroceads frorsl the liquidatiuz~ of I..iyue's assi;i~_ On Fel~ruar}~ 13, 218,  c. recei~aed 5oia1 ainc3iint t~~f
a^~r~xim3ttly 2.32 z3~ii11itiif (ItAHI3 15,-010;     86 f'or t;1e prcfez~'ed
clazm ~irith deduction
      ~eetain costs of Ri~i13 331,f88 froxt3 ILVII3 1 .342,553 and ".'.?I' 9(1 5~3 Por c~;ziir~aty claiz~:), with tar: rc~nainin~r l~ala~ice of ii~e pre2ened claim

    ,
      ananwlti,~g a~>prr~ximately 50.2O n~illinn {R'1-113 ],241,Sb9j to t.~ paid ~a icrS~i}pie's assets ale 1`wther iic~uiclated by tl~a T3~akrupte~ Aclnunistrat~or.

      A.s a result of this collcctiun, u~e z~~i~ersc <~i t1~te Y>ad cleft a1lo~vance of~ 5?.47 million (PI~I~B 16,Ci75,(~95) preciously teeorded for fhi~ ~rojeci nn the fina~ ~ 33 ~.:~:ec ~,lta as of I~rcember 3,t, 201;, anci retained a si23all all~tarane~ balance for tine uncollectec9 portion a~ 1ve are confsdent t1~i.tt Li;~ue has
      ~ uf#ic~ei3i :: its flat sari tie liq~iidafcc2 tc~ pay t~;~ck the remaia~uig balance.
      -

      Please refer fo the eYiizbits tt~ Shi letter frxr the collectiocl process from T.iyue:

      Ij   7Sxl~iibit A - EngIish `I"ranslation ofBankrcipt~ey Aimouneement dec3aiicl by the Rtuxi Biniiu L~is[rict People's Count on Se}~temhcr 2$, 2015.
      2) I~~hibtt B - ~nofish Tran6latipn of Cc~~~rt verdict issued on 3tumaiy 2.i, 2018.
      3
      )    I~xhihit C F,~iglisl~ 3~i~mslaltibn of'Pa~m~ent N~fice from Liyue
13a~ilc~-uptcy Adminisiraior dated Febniary 7, ZOlb
      4) 33~~iit~it I) - Englisti'T"rar3slation of[3ank receipts tc~ indic<if~ zeeei~~t offunds ti~onz Li}nz~ t3ankrupicy Administrator dated Febni;uy 13, 2018.
 "lo l~~tt~r rell~ct [' ~ -                        ~     ic~r~ zu ~ ~ it     t~
~   . . = i=.~c,a~               :.: rc~

                     ~:e~~~~i [t,            ~9 tl~~ .',.:cic~su e .~>aidi: ~ ~
ire cha.i <s t~t`4~1~r.ance
                                           `..
                                                                     ~"    _
i ~1~7t,t~tfitl a< ii~ :~ : ~:
 'bi~                                       ~ _       _ ~ icy           >1i.
         ai         ~ ~. :, t F :i~.: ~, u   ; 3 u 13iceu=l>~2 31,ZO] 1 . _
_;~~ (i as t~~l!oi~~~s:

 .13rc C;arzipan?r c3iii not txrite o
                                                accc~,.Fit~ rep    ,ie I
:i1.3,i~es as              17ecai7~b~~ 31. ? tG;tcl

                                    ' _Olfi. 'f?~e cha;i~e5 of al .~l:~t7ce
1'c>r doul~ti it
 acctiu~xis 1t7r ~h~ 4c<trs eF~.luf ?)c~e.,~! ~. i. 2+)1 <r~d =4)i t~ :3r~~ 3
icy:lc>>.~


                                                                          t~SS
O$ ~('C1Cri7~0f" _~ ~ ,


                                                                        2f;1?
 ~~~ ==ii7i7~ ~z; i~<~Iance

                                                                         ,1112
l               ~?,   ~,~y8
      : - e. bad. <'.t~E ~-.~:~: ~~
      ~                                    Li~~ue
 ~ ~~ ~_ _.~la~d<, c..
                                                                       {
~%2,432}

                                                                       :,
              (~~;~h8,?84I
  .~_1',If 7 EXC4;Si 1 C LT?,il --dffOi;

>Sf7.373               f Y4J,41G)
  ~:1C{7 ), b :~ii1CC



1"lie Cal,~,>any 3~ad a ;ecz.vat~l~ amount ~l~a}~uzoxiii<,,~3v 52.(,0 :nilliorr
rR.b1}3 16,95~,~-6          .~} due fi~~m 13Juxi T_ivuc Rc,tl I~st~te
d)ece}opni~nt lnc
{'"Li}ue'j. l5ua :u the f~3c 1 that tl~~e baakrup?c}~ c~~tirti d~~~a~~d the baru.riiptc}~ of I.i_y'ue on S~~~tcmlaer?S, 201 and ~n~ef~ed into a IiquidaiSoi~ ~rc~cedure, il~xz C~S~n}.anV r~corde~d tl~e hill re~~i~~ab3e aruc~a~7i it-c~iu Liyi~e as bad debt a13o~a~an~e .+s ~f 17zcen~ber 31, 2Q1S aria 2(710 (.)n i'ebruaiy 13, 2418, t3~e
Con~ipulo~ a~ecci~~ed teta? amount ~i a~pro*~s~.at<hr ~~.32 ~~a~3iii;on (R~v113 ]R,(~10;~6~ for dig ~reiersed ~Iai~~ ,~TCer det9uctiz~~e certain cost's oTR3~1F3
3 1,(isb li<;r~a it'v71 l `, ,3 ~5i, aiid IZ3113 90,t>~ lix ordinary claim] fiom Elie F3ankriptcy Atimin strator, with il~e remaining lltrlance of d1e ~areicned cls~iiu, apprc~xin atety 50."_'() *riliion (lt:ti41 I._41,5 ;9), to tie pard ai'te,- I iyu~ ~ a ~~is are further dis7~~~seci. As a result ol~this collection, she
Comp:~nV rcver~rd tl~e bad debt allowance of2.~17 mrll~un (22Jvi73 1 ~i.G7~,097j previously rzcorc~ed for this project.

 Sind ?016; ~~~~ ht~ve t~-r~rked ~n im~~ro^din<.~ o.ir ~oIIe~tic~n cfloits. Si~.c~~ many of ow cuctor~zers a~prvve theis~ raF~iral all~er~Eion budget is t3~e
 ba~is7ning of t'7 ~c         ~ it c~ ll~eti~>n5 are ;~~3ost(p
aero~~~~l,~lished iii tn~ #i~ _'...f o1 '.lu ,t,ar, ,3rd as ~~ resii(t, the ei~> s rceeit abiu as a J7, rcentaee cif sales xzi iii5 r ta<c~r~i ,.,. _ __ . _:.;1 r ~:~a4 !ole t,~ t3~ , ~t_~ list r3
i~ic~~~tl~, c t f ~~~'

                ~1

: the result of ot.r ~oil.ctic~t~ efloii~, pis i~i~1)eeez?the 31, 201 '> sae alti~~ r~~>ersec; bad del~r espea~st~ of ap}~r~~ximare}y S3.3 ;~atllior; beeau~e of f3~e
 ~s
suce~asflil collections of ccrt~~in 13icto~ical accoamt recciv~bles cluri~lg fiscal ?~J17 fir a lucl~ the Company hac3 proti~ided bad debt allo~~a~sces its fs`cal
2t)16 or prc~-ions years.

 1~? inaaeiueil! Leli~~ ed ti.at tl~e bad debt alt:         cc ~  '' S7 q=}
ii~illi:~n as of Dec~:n:ber 31. 2Ol 7 ioas l~~secl on the ma,ia<~en?L.iE"s best cs innate: anti to 17e
 sui7ierent. 1'o Inc aide t<i reach <an aeeur~.~~~ ~,    '.iinatc, n~an~e~nxent
carefnlh ax~nsine~3 the custoi~ier ,ind project on an isidivfcluaI l~a~fs, reviewed t}~e cust~a.~ac~'s' c.edit recorct5, c~ne<~in_, }.iisiness ret:[ionsl~3ig, acid concluded ix hetiher tlx.: allq~~anc~ at die ~ttd of i'iie p ~~ iod sh~tzld I~~ recorded.
          I'l~a~c :gee ~~~ r~ ast7nad~Iit ~ ~:~ai~~,is ~erfor~ncd l~elc~~. izased or? ~~llect;o ~, a.ib~~q.ic.v:, :t> :i? ,. ~i-e<~d tc, st;~nu t ~v.~.i :^c u:r. 'S ~ < ._ ~ ie:
                                       .


                                                                       ~~~) 'it
~i\_'1_~i't3i        .a nisi      ii ~~




         ~ceo~~s~tsl2eceivaF~le
                                                                  ~in ~
       iii~~~~:~a~~ ~           t~c~ ccnt:~~c
         'v~thiFi 9Cr dat s
         L
                                                             ti   o. - -

                                                                       --
      --         - -i


                   :           _--         j

          IS1 >r> ciays
                                                                       7;
          1-_';ears
                                                                      ,~15.21~
                 ~0:~,1 ';                1'

         '~i~c;~e:iYears
         :
                                                                  ;,175;;.17
                2.87f~;i~7                9;;:



         . indicatuti in the above table, fc~r receS~able ~kifl~ aping al~o~c 3 years and C~ei~~Een 2-3 ~exrs, z~.~e ~ uvi<led a tiad debt all<awai~~ce equals to 90.54'0
          A.s
          i12tli ~~.?{rii t11. 131P. I~GC~I~ dl)~t:. ~l~lintil3l FiS O~
J)dC4i11~1~ ' 3 ], ~O~ i, L~~IJ8C1P;iJ 1'j'.



                                                  .'ol7ectiof~ ~~invea~et3t as
of 3aue 3D. 2{)18


                                Stsbseque:Ott


                                 colh:ctious


                               J

                               }eeemUer 31,         13ac9 I3ebt
                                 .)u~te 30,
         ~ccot~nis I2ecri,;~i,lc
         :
                                   2017             Alio~i~a~ce
Pet~ce~ifa~~                         2QI8
         1~'ith~n 9U .i,., .
                               S 1 ',C~ .~44      5      ;i)3.CieCr
                   2.9". 0        10.8>O,Z3:
         97-T${?days
                                   3,351,~i>G            113,935
                    _              7,51G,~73
         lfl-36$Clay:;
                                   7,~9t)?iri            733,?5'3
                                   4,?1~,9~J
         1? Vears
                                   5,1 ~Ci 99S             01.5":~
                y >"               2E>U1.~G~
         2-.3 veai's
                                  ',8T?_~I.>             j16,i18
               1(L(" ~             3,7SO,J~4
         Above 3 years
                                   5,'143,472            "!1~,~ 12
     13.G la ~ 23.7" ~ ~``         5,031,966

                                 43,463,19f~           2,C,092',tG
                                  28.464,O~f)
         C razed total
                               ~ 64,6 9>F~3r      ~ 7,936, ~  78
                                  2S;~fi4,49Ci

         * If deducted tl~e amount colteeted from I iyue oi~ a~>ps~oxim ately 52.~2 million, the g~e;e~ ntag,e c~i't3~~ bad debt allo~Naae~ aj~plies tc~ the rauiai~iina
              ,zceicable balann~ is 2'3.740.

          Since our cos omens are mostly ~?ovc~nment and tos'ernii7ent a~~eticics, lar~~e ~;tafe-o~~ned coiriPanies, and lar<_re rearestaie devefapatl, ~a-e ar'e
          ~c~a,tident that fhesz outstanding balances ara collectible iY lie ~ontin~ie to enforce our aallection }procedures.

         ~s of June 30, 2(378; ~~e hay e siiccessfult}+ ct>llecCed 4=1 ~0, X64-o and 90"0 of the accouuu rcceitsabi~ balances as of L)ecernt~er 3T, 2017, 2016 as~d
         2015. respe~etively. ~'e will contin~ic to impro~~e our ct~Ilcctioai effi>rrs acid are cotisideriris~ t~ use le;~al aeti~ns Cc~ speed up tl~e c~~itet Lion ~racess.

         We h<>~~~ Fhis res~~onse bias addrassed all of tl~e Staff"s conceals relating= tc~ the corrm~ent letTer. Shpuld you have ar3cii6onal qi*es xuas ~eearclirig fhe information coi~tairied harem, Please eoiitact otu oa~tside se~cuaili~s counsel Willi:~m S. 12os~iist~idt_ l~sq_ of Me~> "Jason' 1'~, Lsq. of 9rtc~li I2os~:nsYaclf LLP

                                        >yi
: wsr(aor31p.1egal Ut'jye~ortolirosenstadt.com.
 ~t


                                             Golden illefr o~olis I~xtei
uatia~ial I,imitecl


                                             fay:    l i ,tSinpc:i Zl7a

                                             IVarne: ~Qinpei 71~a

                                              ITtle: Chiefl~xecutive Off icer


                                ~.S~3I~"1if i~t


                                                         ~'3te People's
"c~u~~t try" $in1~F~ l)is~t~icf, i3'~m~i (it~~, .lsaaa~sa~ 1'i uui~~ace


        Civil Ita~l n~ ~'.;~s~r




          1 I.;t~nnec3iatc People's Court of V'~~~i Catl, 7iaiz7 sn Prb~vix7ce ,Zsade , rut+t~P fo~ reo~ ani2ai~oii of ~,~ux=. t~i5iae ;2eai l~~t~~te Cep ,
1.t ~. (t~c;e~3~ai2~r
           `fx;
..~fi i. co a~ Liyue C.'o n}~a~~;~) z,~ a~cordaslee iuit(i Ci e applic:itioi3 of bt~ara i~-:` ~:.' - Sig:- zt:ha~ assets (lp raat~u~t Co., I.td. o~~
Scpz.~n.'~~r 1 ~;, 2U1. , a~aii i<}rei~
ue< ",aa~~ct Ile, ~{~:irt :c~ .gar the cane :~i aec~~rdance ~*.iti1 the ?a:~ ~:r,r~ 3,iyue( ~paa~ s b~~iil:ilipic?. acin;in~;irator fait~,:tl io sii?,,~..t G:: ~~e, s <,=.~izr;tio:i 131:ir~
c9?:, . ?~ i? P~.. l~ ~;.~1 i     ~ . ;' ~.?~ _:~c~?tl~s, Lre. c~u_t x?ade Ft~c
~.JlI4t~.- ~_ <..S~s_~ . ~ ;.~.,.:i .,~ ~.ic;:x:it ..: of .-.t.it~~ : (3;  f
d._ I~.,t~ ~f, r:.;  ,3a ~,'.t,. ,tct 1~ :. r~,r

                                                                     ~~
                            ;
the         '; kc~rrhJ::

            1. ~xo tein~i,nat~ Liyue Con~ipar~y's ri,oz'gatvzatir~n j>roiedures:

            1,I. 7 o cleclv~e Liyue Company bas~taupt_

           "Lh~ ruli~~e ~c~ill con~z into efYect' tzpozi conclusion of~t}3is }~a~er.


                                                               Cl~ie 7iit-,~e:
L~in~ Gtiiojuii




                                       {~riill the s~~l bf thu Peuple~~ Cc~t~rt
f~f 13if~hu District, ~~i3xi City)

 1'i~ss doczxi3~e.it cca~~f~~r~i~s ta'~1~4 c7riai2 al urc~~ G4iiica axa.



                  S;tpternher'8, =01>


                                                               Couri Cferk:
I~.t Pit:L



                    A-1

~Tc~ta~aaI Certificate(Translat'ion)




         . :~~,,1 ~ :~~}t: bVu~i J~i~-:'      _, air! Vti~a!I 13etoretie7Fi 1.
i7;i:~eczint Ca., Lid., Lo~atidr~: ('?~:p. 5, Xia~~ga~an Road) Na. '''9. East ~h~u~ji~rs~b Reae~,


          I_c~, ; R:~a`crt~ ~,a,ive:ll:, ~~~I,~,n~   ~,a~e               ~`
              ~ it ~ t's 1D C 2d'v:~.

          Issue under notes ir.:tior3: t:iti~iT Rulan~_ Paper
           T -
            ~ ittu ~: to ce,    ~: :~ ~t~e -,-.               ~. n.~ z:.ss t~~
tl_~ rz        1 Rr.lirs~ I':p_.r~ of rf,~ I~'ea~ ~ C ozmt ~ 1~. :z;
  '~~.::
Fn~1 r;:c.a, ("~03~J ,4. i ,fi. f'. ~      ~~. U;,fJ? s, n~.1cl by Wiixs
..11.Zch"~, C..I...in ~~?ail 1?ecoraiic~n T n~ i~ceriug C'c~.; Ltcl., t.;~d t:...~, the ozi ,vial cic~.ei~i__.~t is
<zuth~ntic_


                                Notiiti I'tiblic: I{oi~n ~1in~ {Signature}

                                ~~'usi Xicheng Nt>tary Public pffice of

                                Jian;su 7'rovince (Seal}

                                I lie People's IZepvblic t~f` Chin<i

                                September , 2()1 ~S



           ~_~

Notarial Certificate ('Ira.~slatir~;:}




          ;~~nl~c ant_ td~ta~i Iir~tz4n r Cszri'~urs Wa'I :)tcorxtsc~.i I;il~zaie~c aag Ca., I iii_, I_,o~atior.: (t~t>_ ~, `iiangnaa Raab;) N~. 229,
T>asY C,~,~~ ~                    ~ [t,aa~~,
4?~u~riaatt, ~m.~ii 1>isru ~tiu~;i.

               r :, i i2~pr~c 7.,jti~ e: ILa \lsnpc .:~.~..~;"
                   r t,ze~'s I~~ r ,,~1 `~?<a.

               Is4ue zrnct:~r *1~7~ aaizatic~*i L na}ish translation ~vzti'oi nis i~ the oz'ieinal documeni iix C~I~~i~aese

               ~l~hir, ,~ to caaiafv il~at t`,~ P~.~~l;sl. ~r<~aalat.u.~ ~,i :I:a lu ~ C~ii,, /~~1~:j _~1 Jb~~Z ~r~. ~'a~ ~.r~a~ial Cc,,~f:cc~tc~
..r~:~oi-~~~s ?~~ t:~~ 0;5~.~:~~ .~o~~,.i~.it ,.,
t~ l~irr~se.


                                     tiotary P:iblic: IocSe ~.iinr~
(Siv~na~urc)

                                     ~~u~i Xichen~ Notary Public Office of

                                     .

                                     )ian?zst~ Provi~~ct {Seal}

                                     1ire People's ?te~;ublic of China

                                     4eptember 3, 2015


                    l~:rliibiY 13

                                                      t'ixe I'er~~>le's L`ourt
c~4' Binhu 73ist~ irt, 1~~u,si (itt~. 7iau;su l'~ oci~~ice


  C~as~al    a~tea~,,; ~'=~~Se~


                                                                      X203:3}
X. f3. S. P. /_r, tio. OGt1l-I{i

          '~,~~t~c stnt: ~~+ r ir2~ 1*3i~x' ~~t Sl~~ty I i~`i~e '2 ~~ ,~.ze
~`o., l,tu.

           173c      ~~.,nist.au~r of iA~ijxi Li}~i_ i ~:~1 ; , _~: C :~., Lt4.
151ed .~3~ application ~~~itl~~ titer co~~r on 1a~~zciaiy ?3, 2U18, statii~e that tl~e Prm1~:ri~p~ci ~ss~e,~s
                                       ~,i9 try-1?. .~ '      C;o.,,
3aY~~:ciit'eee~'a~~ 1.E urn.}in3 tr.it~r ~v. -            t;3:; ilss.i
c:ei,itzrFs rrtecti ~" auid r~ey~te~taci the curt to
;__          ,...,. a .. fa_..,, r~zlii2~ anal i~azpler . ., t'~z
iir...i,stributian_
                       ,

              i lrc ~c,~~rt cona:d~red tl~ati izi the curse of cleiriri~ [he baiil iul>t~y ~s5~cs of ":'..'eixi I,iy~ie ,2ea1 }:state C,o., Ltd., the admii~is4rator autliorilecl ~Viixi
Donel~tra CP-? C,or3~pany l_,imite~ to conduct an audit for I_iyue Compai3y's atiseTs, arac3 auti2o~ized sizcl~ <~gp~assal ec~nlpanies as ~~lu~i T~~ntrshen~ ~~~ets
i .:lu _io;~ C`o._ ,Ltd. and ~~'uxi l..horr~tian Cori Oi'#`ice Co., L.td_ to ~v;~ltiat~ the ~~ ..~. 1'he atir.~iiiistrator dir~,losed ~f ll~e a~;sts iii Ucl~ wati~s as public
  _:.I:'.~:~tibn, etc., aa~I cor~fi;.ned il~e e13in.ti that declared by the creditors u~;on ~~r `.~ .=ic>i3, made a cIeas~~zce and recourse for claims o{~Li~~ue Company, and
..wade aiTat~gemeat for ~ii;ployeec of the c~on~~pany. '13~e banks~x}~te,, assets ciis~rbu?ion sciienle prat fc~r~n~ard ~~e the adFnii~islraeor leas been ap~rotied at the [hi3d cr~dit~~i; mect~r,n o,f L; ~iic. Company. Upon insl?ecei:~z~, i[ is ~ae~mitted ro irnpI~en4nt, 1,,r cacti acnoi~~3t is eleaz~ and aecnratc and t}ic t7i~d~r and pa~op~i~iion cif liquid;~tion ar~d distribu[i<~n are lai, i;al. `?'he rnlir~~ i5 I~eiebv rna~3e in accc~r~3az~cc with 1lrticle 11.x, ;~rticie 115, s~rficle 116 and Article 119 of.he l,nru~~r;s~e
I k~7ap?ct> Lr~~r c+J~IJ;e i'eople's Reyr~blrc ~f f~l~rzrtu.
 ~~~

         1~3ie Pankrzaplc} _~1ssels IJrstri~r~riotr .Si^herne ~f ta'ir.~~~ l,rnzre i~~,.a< c:sr;~te Co., Lrd adopted at the third cr~difor r5~~eet'in~ of Liyu~ Compan}~ vas agpro~-ed by [tic e<~urt. 7't~e adminntratar can impte~ne nt t1~1e tirsf distribution according= to t'he above ciist~ii~ution ~clseme.



             ,,_i
 "i`7;z uI ,at=_ shci3l 4ui3:e i;itc> ~~iec: a~ i`r~~r t~~;ay.


                    Chic:"'7~~.-'.~~- T)i:,-~ Gu~i.3~x

                    ind~~ ~: ~.`, ~~g 7 ~~ ~zhan~

                    En~i.,_: %"        I,ei

                                                                          ~ ~;
;t r tip. c,.! :>f                  c o;rrs t7: F ~i~~in 1~7,tnct, '~'~i ~ ~,~
C ityj

       E   ~zfon;a>t~it7eou~maitror~             erilie~ ';c~sx.


                                                            _tanii.'iry ?5.
_C~15


                    C;onrt Clc~k: I u Pin~7


                                                                   73-Z
                             %
                                                     _
                                  ,
                             Melirst]):st~,r,~>e~ieo,i S~~hern~fur ~c~rakrrrf~t
,~+ ~a~ecls Gf Gnu, Itr 1e :2rixi d-~StcttE (r~,1.~~1

             1 `t~e _, ,~~.~ an5cis of l.ivui C~.rz~~a:tV TtaE           ;3~~
~. )9X11 ~~>, u3t~u~fina ~~oneta~~y fi~~~' a,~. ~<,,              _..     ~ 33.
,.cr.~va~Tc ~I~..7_ i~_rosre for
 if~aranee  ~'i         i ~i~~i~7.10, iP3tiresf ir.cozne ~~i' .        ~~
~a.~ii}_iJ. v,.aPe ai3d ~Icct.iei~j xze mc~ma        1'~                '~ ~t
). :~ i~~n~ H'~:;'s ~ail~c:ed ~~7~~d c7#
 7t'~iI; l i,? 13,E"`.89, ai~ci ,set rc. ~~zz~at on ~ .caz:ie ct ~'~i '~ '~
t,C){){?,0!10.0().

           I. 3>is~rii;~zti<iss c specific ~;roj:zrf~;

             Rr.g i_ding claim anloi~mCing io IL~.I~~ ~o2,51R,45O.7 0 t~~.it shc~ril~ l e ~>re.f~rcrttiallJ ~o.~.,:v~~sat ~> >~or s,3~~.i~c ~r~P r~ k in a~c~c,z~;~lce ,~;fl~ i~~c- I~a:~=, it
 irxcl.icles :hat:

            9. I'~ ici ?al of iu~ise ~~a~ ~~ ccti .,-i }ac3   ~,:c`~~   1
,r~ii?

            ~~iie nr~terred claim, deien~~gined h~ la~v ar~~~oun to 12175$9?7.6~O.U:~i an~3 tt~e pe;izr~~,i c~>mj~~,3: atior5 <.a~~.ourt tc~
:21~f138 ~) r.~,6~Q_(k~.

           2 I=:n~ineerin~y claims
            .

            Tlae pref~~~ed claim, dct~rinined l~~' Ia~,a a7ttc~:urt to I~~`tf3l7G.~;fi.l2?.(fit and t}3e preiey ed co~nnei~aat.o.~s an~ou_i; ii7 R\I1,1' ~,SI ,Jii.:ir, ai~cl the claizxas s~l~icfl i~:ere. transf'enzd to urdi~~ary claims for coe3~ptnsation by sc<,~iez~ce zu~zount to I2~T32,C><:1.14;.2i).

           3 Claims secured to+it?~ prope3 ty
            .

          i`he preierrec~ ciaim~ detein~ined by 1a~v amount to l2iviT33G~,76S,193.72 at~ct t3i~ }~s~fe3~red co~~~~,ersaiiu:ti amou;~t to I2:vIB29~~,7>j,572.2U, and the cl~in~s which ;s~er~: transferred to c~rdinar5~ clazr~is fi r ~omgensaion.icy se<inuncc ~tn~oti~nt to R1~;]39,009,;27.>2.

          Besi<t~s, fl~ie c3aims int~ol~~ed hai~sing a~notint is 12~
v3S~,9?3,fi08.00, u~h~c}i hr~re e3eclared'~t .~ _.. .,                   i
!-~.~3*~~;, I,~i V,as~~o;rg a ~d lnin~
~~ti t~iWaa~d tiie ac~~~si~~StraFz:r. Tl~c addt~irrf~lrt:f~r is re ,f~i;~t? itz~,. dul.k~.,Y_o~a saa.~rFals. ~I~~l~t.~er.. 71 ,._.. :r. 4 . J~ 3; i ant
}~=ttie filed a 1a~.~tai1 ~~riilz
1>Snhu Cows ~17zerefore, this dsstrihutic,7~ i5 unipor.a ;ly based on the principal of }louse ~~~~.vlene <<~:thoin ps~~ ~ ^e~ny n_~'i! m .' ~~~~,it then a~mpcnsatic~n SkEares.
'1ft4: the case as closed, it ~a~ 11 ire distril~utec# b}'virtue of[h-~ 1~~~~i docttine,ifa i,i force.
:



               13-3
            17. I'3~ferentiall_,' n3a,'e }~ap'n~etats fc~r haf3k~r i~~ c,% exrenses and <~t~:5r. : f~enzlit~ <leut

            .~f~tcr dis~~il~ati7g 13ie. spcei4ic ~>r~pertV anal ut~ ,'t.n ~ et~~~~~pe; .:i< ~ ~r_,~r~. i~7 ciaurs. ~Iie l,iytie C~o=3. .:} ~'~~.i~l<r
  .ts _... '~ :__ to ~f~~trib~.::
a7n~u;~:_ to IL~~IJ367,91 r,.7~:>.SS (t~:~~3 assets I~~iiI3  ` 1'~".41I.45 - ~.
- ;~ ti . 3 a~cii~c }~roF~erty amotr~~ .. .!!;-1 ',5 ~ ~ ~ .1{) -
            ~-,_-.l i~r~ ~rret3
           ~.:ti~n ~fi~~es an clan+n~ R,~:1 3,~)73,5Q8.0.)               `
>fi";.91?; 333.y`l. ~ ~scS7 sI~atl '~e fait, for el+~,t~'aa~~ _~ ~~
       __ ~ ht;~c3it,. ~teiat~;
~~rt ~ ,~,;.ia,. .~rnong then Cl~ie ac~asl cicaraz~ce c j..~-- i~,~. icd uefure ~liis rl~s:rit~utinn amount to P~-21;7 ~,~.~,~. z Jl. ,~.. ~.
  _      a=~4ept;i~~ca cnst,
ttrn . .t.a~ettaent ire, x:ti alua~ion Gx~G~~~es. 1`ees 1oF en itz ._. z~~ c c
s. ctici~~r,i~, 7alK,Ties aria sc~c ai ;~is~tr<~,:ce lac li>r tl: ,t,s . ~: it alai , tur l,,  :
t cu..,.t,s~.a,o , ,r.0 such :.kg?~s~~ ~~uera[ad ~n ~.~:e ~~t~:se et c.l:~a,,cz as c~1'~c~ ex~.~,.s~,, .._ca ~~ _l~.~r~~, ..ati~I cxp~nits, sip ,_ .
~~lt..~1~;~ fee. etc.. th;:
 .
centrnbn benuf`st:s debes (~~vitI~dra~.oal #'oz' loan interest) ainotai~{' t~~ R3'(I3~~9 x,fi0S.2'.

          ITI. 1~he first cnii:per3sati~;g1 in ord~f~

           ' c< ~~~petisat~ the r:~tpto~ yes' solar ~ ova cd b}+ I,iyue Cc~mp<ury; amounting: To R'i1I'1,)h8,~-'r0.1'~; liquidation ratc: I4{i,
            o
                                                              '~;

          It. I lie eco7cl compensaiion i.i order

           ~~~~~ coan~;~ns~te tl~ie E~ix clai;~ls o~vecl ley Li}nae C;~ialpany, amounti~3g t~ R?vI1336,707.fJ(i0.~7~~1. ]iquid~iion rate. 100 '0

          ~~'. the f}aird cosn~ensation ui order

               I ordinary claims ~~s c~etern~is~ed ley P~tie court is I21~ii3~12,53~,241.77, and the ~n~ineari~3a claims enjoyed b}~ Shap "l'hos~i~ c~zinot be full~~ paid off
                'he
anc3 part of il3era cce~~e n~t~nst<rre~d t~o the c~rdiiiziry ctaxr~3s, ami>ttnting to R?~~i~i2;661,14720_ The elaii73s s~cuz~~ Keith l~ro~eatY ~~1)~ye~7 ~y 513an~l~ai lulgh
~stdust3~~1 C Ltd. cannot be ful},~ paid i~ff and parC t~f [hens were traizsfeiTed to the ctrdiaiary claims, amtxtnring to R;~~iI.i9,Q03,321.~3. 'h~ ordinary clais3i
                  -o.,
dilx>siteil by i}~e a~lminist~ator is It~?II3C,Oti`),1{7 ~~!~~, (including %han<.7 l;tgaii. Tlaiz Zl~oz3g anc} Ilui ~iaagang i~spectiy-~ly declared t}ic ~lari~i is
12~`il3735,00f).00, R_'viI34>j40,f7D4.00 and Ri1~fI37.34.1Ull.U0 tc~urasd Che ac~n~inistrator, totaling R~t33t>.009,1uU.f10. The attri~iufe fc,r elai~i~s refers to ord~nr;v clai;i~s ai d the a~nini~tratc,f~ Ss ~ Errfi~~ng ti~zeir decla .~ ~, i~,n m.. i h i:crefore, Yltis disn~ahut;~n is Ye~npora~-ify Based nn fly., ordit~a~ y cl.~irns zn da~<a~i }..~11 the os~~~t~.>.az,~ elaaisis :a~ ~ul~.~i~s~ ia~a Cl:is ~.strtt,wi~iczit rc_:~i It ?~~,2~ _.,. ._.

           I`he r~;~liz_ed ~:~zi~vgicy assets of~ Z,fyue Lusiapany rota[ T~~1:I355-~,409,~1T 1.45 and the balance an7ou~is i~~ I2 :tI31 ~,Jt3K,876.6=~
af~ei disiribcxtion <>f
specit7c ~r~perry, preferentially paymei~f bf the bunhTaaptcy cost snd c<,~~n,moci 1~en~tlTs def~ts, couy~ensatian fis&t in order for employees' clui~ris, co~~+peruation secof3rl irr'rd~r for tax claims as ti~ell as deposst of a-N}zvaat claim ciistr~ibution ~maunt. ~As~3 tl~ie~z the c~iciinary clainys i!tird iii order can b~ distrib~ite<i. 2"he cozn~ezasatibz~ rate far rye ordinary claims in the cor~~tpeijsafior3 third i~r order refers[0 6.30%.



             l -4

{)I~IS7H~ ~~i'LE1 j.1C:i1tf~[I133S~21t Oil




          ,~Sp}'l;c:~s~t: L4'~t:. .l;nchc.-~s, C'~.a-t;~~~~ EL'atl
l~icoa'atic~n ts3~iitec ,~~, Ct>., I,~i., I.c>catio~z: (~a. 5, Xis <,i~an R<sadj ;vTc,?'_) Iasi C133~~~~ia ;n I2a~id.
~ 3u<~taiiz_ ~3 n;ti I)i~i>>ct. ~,~'uxi_

          Le~~..I Z?t~a.es~,~....i.~_ Z},a ~?.,,F~.t, ~ssa~ile,
             , i,~tiz~~~'s i~ C ~~c ;Vo.

          Issue u~~dcr ~o(ariz~~fi~~n: Ci;ril RuIin~ Pa1.~er

            ~I'tais is to e~r~~i ~ t~z~tt tt~e iareec~taig eo3~; :    ~ i
~e ori_is~al C"r~-rl Rr~'                 't                > C`arrr~t cf
73inFzr I~~rtr;c~t, ( ,~,r ~~r~, Ji~t2~sr~
1'rc,i~rrlce, <'01 ,i ~: ~i. S. !'. Zi. ,'~o_ (,'~Dl-1fJ, hela i~~ `;t:,:ti
litichen; C u_tain Nall l)~          ra.;~,a i ,.,.nr~~, ~~a~g Lo., Led., aFic3
i~l~at t'he c~rininaz3 docusnen~ is
auiheniii_


                                   N1~Taiy I'~zblic: Kong ~4in~ (Sign:liurel

                                   1tilzYi liche.i~ Ivoit~ry Public 01'fice
~~i~

                                   7lat~gsu Provvxr~ce (Seal)

                                   Tiia Pwple's Repal',>Ii~ oP China

                                   Septea;tber ; 2(31



           l3-~

\i?t:tczal C ~rt~fici,~ { t r ~~.<.tati<~,z



         r?~Tpiscas.t: Gliiai .fi~~cl; rte f'i~ataisi :~`<ii, 13tc o;a i<iii l,:l~;ineerii3~ t'o.. i.?c!., Lacati~7~:: {?vu. ~, ~r i i4;~~t~=.z Rcacdj
;tin^: ~,          - -: C   -r~7ic t> l~:.cra~:,


                        ,,
~~.uuian~,. Xi ~~a . I)~ r ~t, '.~~zxi.

               es~:l ,Z<~t ci ~~~:~: Zh ~ ~,,c:pea zt.rle,
                , ~3t~ .ea'~ II3 C a~c'vo.                     ,;

              Issue :inG~r not<~. v~tion 1.,3~1~-`~ tran~lztion cont'nrn~u zo ih~, ~ri+zinal doui;a,~ni i~~ C'1}ir~~se
              . .
               .,
                             ~
              s i~,s, ~ ?c~ ~eii~fy #t3at t           ,,,:qt iaticn3 of t't~e
loregams~ !_'U1,S) ,1._'.IS'r'I:,n ~.i~ `~,ur rru! ("~rnfic,xre ~~~E~te,rr~i5 to tine on~~nai c3octiuseni to
C:;ti:iUse.


                                          \ovary Ptifilic: }iota<~'~fin~>
~Si<:~aatur~)

                                          l~u~i Xiclien~ ~otatY Public Office
of

                                          Jiangsu l?iol~inc~ (Seal'}

                                          I hz People'.: Republic of China

                                          Segieu~her 3, 2U I



               I3-Ei


                                    ".S~13~a1~ ~..


                                                          tifjtiiicati u
#'r<>n~     ;~c~inisYr.sfE',>s  o#~ ~c~~i I,is z~e }2_:,I ?    .~~e d o., Lfd.

                                                                c ; .'. . .~~~~
                                                                 sr:          '
         :r:13~>~Y ~"r~giue~ sirs  :3;~i~~as I3' .:~i~s~ticta~

F~,~ta~. .Iar~c37e~   _ urrain 1C,i~,;etu.at.~,~3 E          ,~~c       ~ ;
_Ltci_

             1 ~~ _ .~1~~ ~- tF>.~,t aC23it~hi~ Di .r. - ~~:`, ~~ 3 t.;iy
(1gLf~in:,ft~~r a'c~ferred tc~ ~~s .13i,~ ~u CvTar~i ri~ade a rtl.ns are} c3ecia:Fect t~ i ~~ Li}1~e T2~a} T,atate C~~..,

                                                               .
I~2~I ~1 creiaa't~3 ,c1c..a~~d t~ :s~ I_~ i~~ t ~ ;,lt ~. j bar}?;rupt ire a~ce_tcl~~ncc ~ezttl tlse lal~ oar S;nt ~~ii~.~~- :_ ~O'IS_ 1't~ur cctm}~ my leas r1.~oe a &~EclaTaticl~z t i cla.:aas
Eo~.c~arci [1~e a    ~,n~far, nporr ~. n ~ __- .~ ~~f rhL ~ici.i~~r.r~ti~nt~r
and ~it~hu C<',trri's cc~n#i.z.z:~ ~_,               a eti~ri!ten ni[iaZ~,
}~uur etnupanv's cz~~iae~ri~,, ti:~tn?s

                                                                      _
        _      .,.
ii I320 I3 i1.0 2..~Y~~S~4i.j~:r -t'   ~C,

             ,.
             e. -1t. j i.i ~1 3~   dS~t.'f.~ Oi ~.,lytic ~Otii()lill~ jt~31%i:
;l~j CII$il ?l'(~ IIItO    dS}] i371(~   VOUi CO77l~Ji3IlV ~iIa OVS f~7',
8titil:LS i~':3~llf1t1017 l't3.~t7~ ~lTi]01177~i13k' 10
St;1-~l.~;fi,~`< .-t ^..~~ ai a ~~rc: i.~u co~iF~ui.:aii~,Fi it~r
~n~.>,,r~c,ins~ clairi;s. I1~~ ~refeme~i cnrnpenaiiazi amt~unts tc~
lthL'16,S~i4,=S~2.                           i;.;::... I,iyue
C on , ~ ~,rtti~ ~ ~ oio; sander consh~uctiori 3oc~ted a[ bluek A ar~~c~ L 'is con#ti~caously coiisfructed unCil completed ley t7ie BuVrs~, tha ttd~s~inisfraf.~r shall coirpcusate
                             ::ts
    ~~             ~ ~ ~v' ~;~ the c i~~.ic c,
                                             -inF Maims anin,unting
!~':2i~~f131 > ?=~L.~~r~.17 for the 1lrst time: she ,rerl~ati3it~g eo~r.}~~nssifi~~n 1~~ siat_r leering clai~7~ - an U;nlcice ic>
..
..       1                 71 t~.=ill lie paid t~ ~,~otsr eozrpany after Li5 ~ii
Coa~pa:3y's block A ~irs~i C ase ct~ntii3nonsly c~*sstructed and completed, acid .~ ; ~r ihev a:e acc ~ ~<i e~F, irt~e~'at~ ci eoinl~letioi3.
                     ,.

           T~~e auministr:~t'or eet~n~~1_y cc~mj~eils~te~3 }ra~~r c~~~~~arsy for t'ha engincer~r~g elauns [c~taling Pv~.~i$15,(~1CJ,R6~_31 aster de~ueti~sg the eY~~rtse of
R?~~ili ~31,~8~.86 ti~~l3iclt iralI be undertaken liy yeai~i~ i~om~ai~ry during
liquidatioal cif i   iylie Co~~~pany, in accordance l~it31 17e rele4~:iari
1u~~7 ~~ regulations ansl
rele~ ant ~~rovisions of the 13ankrrEp~c}~ P~o~ertl>IJfsrr~.=i~za~ic>rz 1'!un appiov~d u~ fha tliirt3 credStnz;s mee.Cuie_

            Please read the above contents serioa.sl~- and afii~ a seal to c<,~~fit~n~~ it beloi~ iF pro objections, axicl scud b.~cic tl~e I~eftea Yo sae, the
 .tdatainitiir.~t~ir hefir~~e I ebrct~~-y~ 13, 2(?1~5.


                                                               Adi fus~r~ator
cif ~~yuxi Liyue R ii ._ . ~ Co., Lt'd.


                   ~ e'~n:;uy 7, 201

              C~)tir~ co~alpany c~anfrsn7s ft3e aforetiaid c~~ntents ~u~d a~ ~ees Gvith the disf;ibuti~zt aceoz'dina t~ the above-rr~en2ioized.



                         {Seal}

                    (\X~itb tine se~~l of 1~'uxi 7isicliet~a ('.urtain Wall D4coraCion Eii~~ineerine <"o.. Ltd.)


           T7ate:



                         G1
                                                                            \ot
i,i<1 C z il.eatc ~ ~ i ;~si<.t,c>;Y3



                   _.: V~~uxi .I;ncliti r {:urte.li l six ?he<~rt~tio~~
    _     ~ C'o., ? ~ci , Lai r~~~,_ q ?~u. ~      ~..           2< <~e?;
'~~.:~ ~.   _ ' L .~.~utjian~~ I2c~a3f
: ti,           utul~istrut, ,~vu;;i.

          ~. .c:y,. Eii iZc.j7~c;:E,i,n.Lvc: J~if .. -a~i}F~dt. iti IiC.    "
              , C, ~il"~"S ;r.~  ,~.~u .'Y~,.            . . .


          ItiSilt'. llI7C~C1' 11()I;iS'3L:iTlOil: ?~61i3:Lii?iOil


           1'hss i, a~ Geri ~~ .1?.~~ i1~~~:         i_       ~          t~
zkt:: o,i~ ..          3r~ /izaa~~ t _ ,,              -~         I'i.~c Read
l.s~;~ne Crt., /~t,~. or:~ ,' _., ~
ilarre,s aboad I~rax,ine~~trr~~, C7ai,,., u:..~fi~r<.., ,~ :..;;d bp'~'vu~t ..~.,~~L~ CE ~,..,_~ S~aii I~ecoz~.,;;;i :
;
                                                i,_~.i; ( ~:., ei a~c~ :hc.t
the original dotume~;t i~

                                                                      '
ax~d'~enric,


                                   tiotaiy I'iiblic: Kon t ~[ing {Sigpai~zre)

                                   ~ ~uxi Xichenz\ <<~, Publie Ofizce oi'~

                                   iian;~;su Pro~~inr~ ~;..,1)

                                   I he People's Repablic <r C'liina

                                   Se~~tetnbe~ 3, ?Oi..



            ~_?

 itiorarial (~ealif=.cafe(~ tan~lat;an)



           ^


           _.t11~>'t Z % J't.%Z. err. ~-'-i

                        ant: ~3~iwii 7i .~ch~ a , Cnrt~uui 1~/;~tl ~Jccc~r~ts~i 1,~.~ z.ieea ~~~? Ca, Ltd.. Yoc~ti~,.r: (A,~~. 5, Xaa .~i~:,,~ e:~~~;1, =~~'.
~":7. Iasi ~.nas~~~}i~~n , Twt;a~i,
~I3L~ ,.1.       ~'.l 1'.. .. },~iS112~   4~I1;{l.

                                               -
..:~ g                                                       .-. y. ~:
               I_e~;.i I2~nresc3~t.~~z, e: Lisa 1.;i~~~et, 7~~aie.
                                      .
                   .r~~u_>e=z   ID Lard ?err,.

               Issue uz~~l r ncat irizatio=i 1 n~tis?~ t=:in lation ~ut;fi~rnr; tca tlr~ on final ~loc~~n~c.7t i;~ C'hizieee.

               =~'t<5 :a :a cer iij t3~~,E ] c I~.:~,isl. r~.rir:'uriz _. ~:
t~~ i ,ci,c,t,. t_ 17j'I_ .,rt'Z ?~i~. ?
                                  ,
           ,                                          1 : ~, rz~.<~~t~
~~~.tlii.,~'zs to :.~c ors .,la, e~~,ec~.;,~r,t ts;
C~lait,ese..


                                       ~c~ia:y Pat~lic: I+.Us g titir (S ---
:~1

                                       ~~r1iYi Xiche:itr'.~~t~~~r~ l'i'>lic ~,
~ -::: of

                                        T ian<_> ti Pfo ~ i;~ce (Seri)

                                       1 P4c>pic'~ Republic of China

                                         `he

                                       SeT,tember 3, 201 S



                  C-3

\otazial C:erti~icaiot~ (I'tanslafio=i)




           ~p~~hc~ra~i: L'vxixi Jnc}i4s~~ Cvr~a ~ 4S`ail D~ccjratic~~~ T.; : -~
               .'., IQs-, 1,<,<<~~30~_: (~~o. a, k!~i ~f t~a.~ ztc~acl} Ne.
32~, fat Clsxr~~ji<t Yv iload,
Si~utal:~ng. ~tm:?i District,, \XJuxi.                                    -

          I.~weal I~a,a_~si3~~,~~itire: Iha \~i~~T~~~_, .t.:Is,
~               , C~l.zen~s Ili E ~.xc? Na               ~:s.

          Issue ,ancler n .  i~atii>n: l',usiness Receipt

         TE~r~ ~, ~ ~~.'.       E ~iie t~ ~.~;oi~r~ ct,~~~y cui~f~i:t~s tc~ BSc
cz~~i~~al ~A,r_~ir~~ . _ ~ _ .         ~     issuea ~ a~ `~~ux~ ,i,.c~_e.7
;ti,~a;~ Scrh-~~~G,~cI~ cf ~ i~'.~s~,r~3

                                                                         ;
a~~d L~om~~iei~iaf lia;~~ .;i i 1;ina Limited io Wuxi .imcne~~e C.~irtain tis,
~zii 77ee,~a<ti,:~-~ i.           r~~r~,~e t~~,., Ltd, oia Fei~r~ia~V 12,
3018,. ~r~cY tl~~at thu os gu~.~a?
uocun~en[ is authentic.


                Notary Public_ Kung ~~iing(Si~uamre)

                ~'+uxi ~ic}~en~~ Notary T'ul3lic C)fiice of

                .tianesu Province (Sea.])

                The People's I2e~ublic of C Dina

                Sea~ien31>er 3. 201,`;



              1)-2

                  fora;ial Cer:iiica?e r'I'r a,is!atio~' )



            '~PPlicant: Wr ,i ),c}
            ~                         ,                  ~ C.urtai*~ LV<a~1
I~ecoca~io~ l ~~ :ne ui ~~ G~., Ftc~'., Lgexfi~~n: ('~0 5, ~iangn n I2~a<l; ~o. _7 ),, ~~sf f.ti~r3,~ixr~ Read,


                    ;
~;,ti~~i in~~.:~ i ~ ,'ti t~is~a pit,

              ~ ,.c:.c'. 1 72 Ej+:tS~ 1 tr...,:.: .~~I9 '1 i.7::.I'~f, 71221.x
:_               ~. z.~
                   ,,'
                     _
                                    , ~,i i/C.i1'4 7.~i ~.aiii ''v tit.


              I s=ie ur3c~er notarization l~n~,l~~~i~ translation cc,>nfrn73,s to ri~c o~ ~n~.1 t7ecu~reirE~ in C'hiticse.

              I t;is ,., t~ ceriJ; .l.a, t'               '
i,sI~si3o.. . ~ ;h~~ 1~~ ~~:tizi   ~'~7 7~ .:JI1L.'~o. _'~~ ~u.wi,~l Cc
:tfica?s~ .u~ittn,,~.~ i~ tyre o~ _,.~~.1 .3ae.~_,a;,.t ~--
C';3i:;cse.


                                     '~o;a,y Public: lion, Mrnr (5;=~a~xriirc:j

                                     ~~'iixi ~lichen~_= ~'otan~ I'tinlic
t)f'lice of

                                     Jiangsu Prop i.ice (Sealj

                                      11ie`Peogle's R~puUric ~~f C',hir~a

                                     Se}~tenlbe: , 2(1121



                                   D-3
                                                                     'von t;tai
C crtitica?c F IYt3~i l8tio;1}


                                                                        t=(71~)
XL.It,~~'I moo. ?--";2

         A p2~cat~i: 1~~ux~ Jiro}t~z ~ Ca=.t:iin Wa11 ])ic<~raiteu 1 2~~i~~eci.n~= Ct~.. 1 :9., Locs.ioi:- (\<J ~_ Xis 1 ,~.~:3 ?~c;ac1.; ~o. __ ).
1.a~! Clx r~ 7iaz3~ i oa~3,
          ,
                                              ,
:
~li~iutans, ~u11,a l~is~    t~Juxi.

         I,e~~1 Re~>rexm,,..~,.: 1~    \1,.~~ ~ . 7 ;aie.
                                            ,                        ""
         L:itir:t~'s lD C'.itu 'vo.              ``

          Is~ize uncicr .?oiari~atian: 13~~sines~ Receipt

          This ,s ~~ c~erixl, rizat ~~ 7~s_c ~ou~ u~ip~+~:u.31Ui~~~s' tc7 _
  I;rt~rne                          i     _       4~'uxi _.
~-L~.~~i~F~ "f         _-
and Coi~nenes"vial Bank of Ct~;r~a I_ii~s[ed ~o ~~%ue; .~~ntise~3~ . :u.,;i~7
  ,?t 13~c   ~i~          ~ ~-i:~. L' ,., L: ~    r F'eI c ,,   l~, _    ,
anr`. thai tn_ ar ~ :.a1
c3c>cu*rent ii aii[Izentic.


        Notary ptiblic: Kon;~'~ii7ig {Sig>naturej

        `

        ~~'u~~ ~:icl~c.~~ \otai~  YtzLiic C}nice of

        Jia<tgsu !'re ,i:ice {Se~ii)

        file I'co~le'~ T2~put~?ic of China

        Sei~iemLer 3, t)]t



      l7->

V OIFl1'I:I;. E~'.Z.i{7~31E {~j l'il',3Si 8il Oi1~




                 {~l)~. ~`i~l ~~.J ~~'f 'ti is   ~' r.~


         :'~gg?ic;~nt: Li%~ixi .)icuIzet~g C~irta_n ~'~'rll l)icoraEin: l.n~ neeci.ig Co., 1 +cl., I,oca ,o._ t~c> ~, X~r~a~s1~3:~ I~c,,3:~) 'v;. 23>,
l:<:st C3i~ ~iia7~~~ ]toad.
~iau~~,anr7, ~iE~i~ti f)istr    vvuxi.

          7 ea;ai Aa~;zese eta*.ce: 7h...~~ar?pe :i~,~a2c^,,
                     , C ta~_"~~s li? C~~s~3'~o.                     ~ ~'~`

              Issue und~:r not i izaiio., 1_,7glish tia;~slativr3 coafor~3;s to the o~ a final d~eari~ent rn Chisiese.

              ~1.~~ ~, :a ~w~' li +lza~ =_}z t,r1:j.SI. t_~tra~l~.~~a~n ;tf the
f~ t~ ~~~y t?~15,d _
                               .
                              .~ _ _               i r~~..r. ;~1 C.'c li;.u~re
sx~..fa~r..s t,> 4,e c,:s_i~,=~af ~l~~t. s~_ xt _~
~']~i_aese.


                      'tio?ar~~ I'til~lic. ~;osi~ \viii ~ (~;,. : +u=.~ ~

                      S~'uxi Xichen<.;'votai} 1'unlic O'.1 ice o~',

                      Jian~sv Prot'rtice {Se;~ly

                      1T~e Pc:nple's Ile~~ublic ot~ Chiixa

                      Septef~3ber ,',, 2018



                   17-G